SPENCER CLARKE LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED MARCH 31, 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49362

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __April 1, 2019__ AND ENDING __March 31, 2020__

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SPENCER CLARKE LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Ave 5th Floor

(No. and Street)

New York   **NY**   **10022**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reid Drescher   212-446-6111

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA

(Name – *if individual, state last, first, middle name*)

100 E Sybelia Avenue, Suite 130   **Maitland**   **FL**   **32751**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Reid Drescher_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____SPENCER CLARKE LLC_____ , as of _____ March 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

_____President & CEO_____
Title

**Note: Based upon relief from Commission staff and difficulties arising from COVID-19, Spencer Clarke LLC is making this filing without a notarization

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SPENCER CLARKE LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2020

TABLE OF CONTENTS



100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Spencer Clarke LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spencer Clarke LLC as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Spencer Clarke LLC as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Spencer Clarke LLC's management. Our responsibility is to express an opinion on Spencer Clarke LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spencer Clarke LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Spencer Clarke LLC's auditor since 2015.

Maitland, Florida

May 15, 2020

ASSETS

Cash	$	12,666
Other assets		3,655
Total Assets	$	16,321

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$	5,779
Member's Equity		
Total Member's Equity		10,542
Total Liabilities and Member's Equity	$	16,321

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Spencer Clarke LLC. (The "Company"), a Limited Liability Company, is a broker dealer registered with the Securities and Exchange Commission and is both a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company is wholly owned by Spencer Clarke Holdings LLC ("Holdings"). The Company earns consulting and advisory fees, from providing investment banking services. These fees are earned through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

Use of Estimates

The preparation of financial statements in conformity with the Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As of March 31, 2020, the Company had no uninsured cash balances.

The Company maintains all cash balances in two financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account and does not believe it is exposed to any significant credit risk on cash.

Income Taxes

The Company files consolidated tax returns with its parent, Spencer Clark Holdings LLC. The Company is an LLC and will not be required to recognize income tax expense. The member of the LLC will recognize tax provisions. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. The federal and state income tax returns of the company for 2018, 2017, and 2016 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Companies progress under the contract; whether revenue should be presented gross or net of certain costs: and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking

M&A Advisory Fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At March 31, 2020 all amounts were immaterial.

NOTE 2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2020, the Company has net capital of $6,887 which was $1,887 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 83.91%.

NOTE 3.   CONCENTRATIONS

During the year ended March 31, 2020, two major customers represented 59.28% of advisory fee revenue.

NOTE 4.   RELATED PARTIES

The Company paid $25,000 for consulting services and Commissions to the owner of the Broker Dealer.

NOTE 5.   COMMITMENTS & CONTINGENCIES

The Company has no other commitments or contingencies at March 31, 2020

NOTE 6.   OFFICE LEASE

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about lease arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its short term office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The lease cost is $20,036 relating to the office lease for the year ended March 31, 2020

NOTE 7.   SUBSEQUENT EVENTS

The company has performed an evaluation of subsequent events through the date the financial statements were issued. With exception of the matter below, the evaluation did not result in any subsequent events that require disclosure and or adjustments.

The extent of the impact of the coronavirus ("COVID-19") outbreak on the Broker Dealer will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions, and the impact of COVID-19 on the financial markets and the overall economy, all of which are highly uncertain and cannot be predicted.